UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2010 to December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number, 0-11174

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)

(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm	3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, as of December 31, 2010 and 2009	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, For the Year Ended December 31, 2010	5

NOTES TO FINANCIAL STATEMENTS	6-12

Schedule*

Schedule H Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2010	13

Signatures	14

Index to Exhibits	15

Consent of Independent Registered Public Accounting Firm

Certification Pursuant to 18 U.S.C. Section 1350

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Princeton, New Jersey
June 29, 2011

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009

Investments (at fair value):
Interest in common/collective trusts	3,803,446	4,619,885
Warwick Valley Telephone Company Stock	975,137	1,329,664
Registered investment companies	7,410,773	6,152,722

Total investments	12,189,356	12,102,271

Receivables:
Contribution receivable
Participant	588	-
Employer	588	-

Notes receivable from participants	267,567	186,235

Net assets available for benefits at fair value	12,458,099	12,288,506

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(76,127)	(31,007)

Net assets available for benefits	$12,381,972	$12,257,499

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Net increase in fair value of investments	$990,945
Interest income on notes receivable from participants	13,487
Interest and dividends	208,460
1,212,892
Contributions:
Participant	597,426
Employer	246,522
843,948

TOTAL ADDITIONS	2,056,840

DEDUCTIONS:
Benefits paid to participants	1,898,308
Fees and other expenses	34,059

TOTAL DEDUCTIONS	1,932,367

NET INCREASE	124,473

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,257,499

End of year	$12,381,972

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

The following description of the Warwick Valley Telephone Company (“Company”, “Plan Sponsor”) 401(k) Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of registered investment companies, a common collective trust, as well as the stock of the Company, as investment options for participants.  For Management Employees, the Company matches 100% of the participants’ contribution, up to 4.5% of salary. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

For members of the International Brotherhood of Electric Workers Union Local 503, the Company’s matching contribution for participants in the Plan is 100% of the participants’ contribution of up to 4% of annual pay.  The Plan also includes a stipulation that if in any Plan year during the contract term in effect between May, 1 2008 and April 30, 2011, that the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the salary deferral contributions up to 4 ½% of annual pay.

Participant Accounts

Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

Vesting

Participant accounts are fully vested and non-forfeitable at all times.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested.  Interest rates on loans outstanding at December 31, 2010 and 2009 ranged from 4.25% to 9.25%.  The interest rate does not change for the duration of the loan.  Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a longer term is permitted.

Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments.  For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.

If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash.  “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account.  Fractional shares will be paid in cash.  If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

Withdrawals

Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.  Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, a common collective trust, as well as the stock of Warwick Valley Telephone Company.  All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation.  Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents

The Plan considers cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income from notes receivable is recorded when earned. No allowance for losses is deemed necessary by the Plan’s management as principal and interest are repaid through payroll deductions, and the notes are collateralized by the participant’s account balances. A note receivable is considered to be in default after a 90 day period of non-payment, at which point the defaulted note receivable is considered to be a distribution to the participant and the note would be removed from the Plan’s assets.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Company’s common stock is traded on the NASDAQ.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.

The Plan invests in investment contracts through a common collective trust (Morley Financial Services Stable Value Fund) (the “Stable Value Fund”).  The statement of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The estimated fair value of the Plan’s interest in the Morley Financial Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract.

Plan Expenses

Expenses related to the administration of the Plan have been substantially paid by the Company.  These costs represent professional services and amounted to $15,850 for the year ending December 31, 2010.  Brokers’ fees are reflected in the net investment return in each participant’s account.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2007.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan classifies accrued interest on unrecognized tax benefits with interest expense. Penalties accrued on unrecognized tax benefits are classified with fees and other expenses. During 2010 the Plan did not recognize and interest on penalties.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosure related to fair value measurements and clarifies existing disclosure requirements about the level disaggregation, inputs and valuation techniques.  Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  In addition, the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances, and settlements.  The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by the other applicable U.S. GAAP guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities.  This guidance was effective for the Plan on January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements, which will be effective for the Plan on January 1, 2011.  This guidance did not have a material impact on the Plan’s financial statements.

In February 2010, the FASB amended guidance with established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

In September 2010, the FASB issued guidance which requires participants loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value. This guidance is effective for the Plan year ended December 31, 2010 and is required to be applied retrospectively. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and December 31, 2009, respectively.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.   INVESTMENTS

The fair value of investments at December 31, 2010 and 2009 are as follows:

	12/31/2010		12/31/2009
Warwick Valley Telephone Common Stock	$975,137	*	$1,329,664	*
Morley Financial Services Stable Value Fund	3,803,446	*	4,619,885	*
PIMCO Total Return A Fund	759,569	*	-
Principal High Quality Intermediate-Term Bond R5 Fund	-		484,101
Principal LifeTime Strategic Income R5 Fund	364,209		494,910
Principal LifeTime 2010 R5 Fund	431,542		348,368
Principal LifeTime 2015 R5 Fund	240,151		190,723
Principal LifeTime 2020 R5 Fund	1,035,997	*	835,198	*
Principal LifeTime 2025 R5 Fund	526,823		451,373
Principal LifeTime 2030 R5 Fund	321,139		278,345
Principal LifeTime 2035 R5 Fund	312,685		236,714
Principal LifeTime 2040 R5 Fund	317,178		239,965
Principal LifeTime 2045 R5 Fund	37,884		21,234
Principal LifeTime 2050 R5 Fund	180,486		130,104
Principal LifeTime 2055 R5 Fund	33,007		11,918
Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	559,222		-
JP Morgan Investment Mgmt Inc. US Equity A Fund	631,268	*	-
Columbus Circle Investors LargeCap Growth R5 Fund	-		536,853
Principal LargeCap S&P 500 Index Fund	224,461		171,333
Putnam Investment Mgmt Co Equity Income A Fund	210,121		-
Columbia Management Advisors Small Cap Val 1 A Fd	41,117		-
Goldman Sachs Gr Opp A Fund	38,747		-
Principal LargeCap Value R5 Fund	-		42,783
T. Rowe Price LargeCap Blend II R5 Fund	-		581,748
UBS Global Asset Mgmt LargeCap Value I R5 Fund	-		181,309
Alliance Bernstein SmallCap Growth I R5 Fund	-		3,489
Columbus Circle Investors MidCap Growth R5 Fund	-		19,958
Goldman Sachs MidCap Value I R5 Fund	-		24,955
Principal Global Investors MidCap S&P 400 Index R5 Fund	138,224		84,631
Principal Global Investors SmallCap Growth I R5 Fund	-		8,121
Principal Global Investors SmallCap S&P 600 Index R5 Fund	430,056		242,179
Prudential Investments Jenn Sm Co A Fund	36,255		-
T. Rowe Price Mid-Cap Value R Fd	27,499		-
Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	513,133		-
Principal Global Investors SmallCap Value R5 Fund	-		23,422
Principal Global/Barrow Hanley MidCap Value Fund	-		3,014
Turner/Mellon Capital Mgmt MidCap Growth IIIR Fund	-		12,131
Principal Global Investors Diversified Intl R5 Fund	-		493,843
TOTAL INVESTMENTS	$12,189,356		$12,102,271

* Individual investments representing 5% or more of the Plans’ assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2010 as follows:

Interest in common/collective trust	$97,036
Registered Investment Companies	793,204
Warwick Valley Telephone Company Common Stock	100,705
$990,945

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan held investments at December 31, 2010 and 2009 in the Plan sponsor common stock amounting to $975,137 and $1,329,664, respectively.  This investment represented 8% and 11% of total investments at December 31, 2010 and 2009, respectively.  A significant decline in market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

4.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per financial statements and Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per financial statements	$12,381,972	$12,257,499
Adjustments from fair value to contract for fully benefit-responsive investment contracts	76,127	31,007
Net assets available for benefits per Form 5500	$12,458,099	$12,288,506

The following is a reconciliation of changes in net assets available for benefits per financial statements and Form 5500:

December 31,
2010

Increase in net assets available for benefits per financial statements	$124,473
Change in adjustments from fair value to contract for fully benefit-responsive investment contracts	45,120
Increase in net assets available for benefits per per Form 5500	$169,593

5.   FAIR VALUE MEASUREMENTS

The Plan measures and discloses fair values in accordance with the provisions of ASC 820 “Fair Value Measurements and Disclosures.” ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.   Such inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value.  There have been no changes in the methodologies used for periods presented these financial statements.

Registered investment companies:  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Common Collective Trust: Contract value of the common collective trust represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

		Fair Value Measurements as December 31, 2010
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Warwick Valley Telephone Company Stock	975,137	975,137	-	-
Interest in common/collective trust	3,803,446	444,242	3,359,204	-
Registered investment companies:
Asset allocation funds	5,240,458	5,240,458	-	-
Mid cap funds	165,723	165,723	-	-
Small cap funds	507,428	507,428	-	-
International funds	513,133	513,133	-	-
Index funds	224,461	224,461	-	-
Bond fund	759,570	759,570	-	-
	$12,189,356	$8,830,152	$3,359,204	$-

		Fair Value Measurements as December 31, 2009
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Warwick Valley Telephone Company Stock	1,329,664	1,329,664	-	-
Interest in common/collective trust	4,619,885	1,335,978	3,283,907	-
Registered investment companies:
Asset allocation funds	3,238,852	3,238,852	-	-
Large cap funds	1,342,693	1,342,693	-	-
Mid cap funds	144,689	144,689	-	-
Small cap funds	277,211	277,211	-	-
International funds	493,843	493,843	-	-
Index funds	171,333	171,333	-	-
Bond fund	484,101	484,101	-	-
	$12,102,271	$8,818,364	$3,283,907	$-

Transfers

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.  There were no significant transfers of assets between Level 1 and Level 2 during 2010.

6.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA.  Accordingly, the Plan is exempt from paying income taxes.

7.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

8.  PARTY-IN-INTEREST TRANSACTIONS

Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan.  The Plan has certain investments that qualify as party-in-interest investments.  These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock and the Principal Funds, as The Principal Trust Company is the custodian for the Plan.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the Statement of Net Assets Available for Benefits date through the date of issuance.  Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in the financial statements.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Identity of Issue	( c) Description	(d) Cost	Value

*	Warwick Valley Telephone Company	Common Stock	**	975,137
	PIMCO Total Return A Fund	Registered Investment Company	**	759,569
*	Principal LifeTime Strategic Income R5 Fund	Registered Investment Company	**	364,209
*	Principal LifeTime 2010 R5 Fund	Registered Investment Company	**	431,542
*	Principal LifeTime 2015 R5 Fund	Registered Investment Company	**	240,151
*	Principal LifeTime 2020 R5 Fund	Registered Investment Company	**	1,035,997
*	Principal LifeTime 2025 R5 Fund	Registered Investment Company	**	526,823
*	Principal LifeTime 2030 R5 Fund	Registered Investment Company	**	321,139
*	Principal LifeTime 2035 R5 Fund	Registered Investment Company	**	312,685
*	Principal LifeTime 2040 R5 Fund	Registered Investment Company	**	317,178
*	Principal LifeTime 2045 R5 Fund	Registered Investment Company	**	37,884
*	Principal LifeTime 2050 R5 Fund	Registered Investment Company	**	180,486
*	Principal LifeTime 2055 R5 Fund	Registered Investment Company	**	33,007
	Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	Registered Investment Company	**	559,222
	JP Morgan Investment Mgmt Inc. US Equity A Fund	Registered Investment Company	**	631,268
*	Principal LargeCap S&P 500 Index Fund	Registered Investment Company	**	224,461
	Putnam Investment Mgmt Co Equity Income A Fund	Registered Investment Company	**	210,121
	Columbia Management Advisors Small Cap Val 1 A Fd	Registered Investment Company	**	41,117
	Goldman Sachs Gr Opp A Fund	Registered Investment Company	**	38,747
*	Principal Global Investors MidCap S&P 400 Index R5 Fund	Registered Investment Company	**	138,224
*	Principal Global Investors SmallCap S&P 600 Index R5 Fund	Registered Investment Company	**	430,056
	Prudential Investments Jenn Sm Co A Fund	Registered Investment Company	**	36,255
	T. Rowe Price Mid-Cap Value R Fd	Registered Investment Company	**	27,499
	Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	Registered Investment Company	**	513,133

	TOTAL INVESTMENTS			8,385,910

*	Morley Financial Services Stable Fund	Interest in Common/Collective Trusts	**	3,803,446

	Participant loans (rates 4.25% -9.25% from 2009-2018)			267,567

				$12,456,923

*    Denotes party-in-interest
**  Cost not required for participant-directed investments

See auditors’ report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan

By:	/s/ Anthony Cipollone
Plan Administrator

Date: June 29, 2011

INDEX TO EXHIBITS

		Page of Sequentially
Exhibit Number	Description	Number Pages

23.1	Consent of Independent Registered Public Accounting Firm	16

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	17